06002692

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66461 |

SEC RECEIVED FEB 27 2006 PROCESSING WASH. D.C. SECTION

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WCM Partners, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

424 Carolina Road
(No. and Street)

Del Mar (City) California (State) 92014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey Wilfong (858) 847-9422
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

5535 Balboa Blvd., Suite 214, Encino, California 91316
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2006
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Jeffrey Wilfong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WCM Partners, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DAVE BANERJEE
Commission # 1360320
Notary Public - California
Los Angeles County
My Comm. Expires Jun 9, 2006

Notary Public

Jeffrey Wilfong
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# WCM PARTNERS, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR YEAR ENDED
DECEMBER 31, 2005

## WCM PARTNERS, LLC

Table of Contents

**BRIAN W. ANSON**
*Certified Public Accountant*
5535 Balboa Blvd., Suite 214, Encino, CA 91316 • (818) 501-8800

## INDEPENDENT AUDITOR'S REPORT

Board of Members
WCM Partners, LLC
Del Mar, California

I have audited the accompanying statement of financial condition of WCM Partners, LLC as of December 31, 2005 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WCM Partners, LLC. As of December 31, 2005 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Encino, California
February 22, 2006

WCM PARTNERS, LLC

Statement of Financial Condition
December 31, 2005

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 1,070 |
| Accounts receivable | | 17,052 |
| Due from clearing house | | 50,000 |
| Organization costs net of accumulated amortization of $24,360 | | 36,540 |
| Total assets | $ | 104,662 |

## LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

| | | |
|---|---|---|
| Accounts payable | $ | 9,450 |
| Income taxes payable | | 1,700 |
| Total liabilities | | 11,150 |
| Members' equity | | 93,512 |
| Total liabilities and members' equity | $ | 104,662 |

The accompanying notes are an integral part of these financial statements

WCM PARTNERS, LLC

Statement of Income
For the year ended December 31, 2005

| | |
|---|---|
| **REVENUES:** | |
| Commissions | $ 318,528 |
| Interest income | 1,435 |
| Other income | 3,847 |
| Total income | 323,810 |
| **EXPENSES:** | |
| Amortization | 12,180 |
| Clearing charges | 62,991 |
| Professional fees | 56,000 |
| Employee compensation and benefits | 22,990 |
| Occupancy | 60,445 |
| Other operating expenses | 152,354 |
| Total expenses | 366,960 |
| LOSS BEFORE INCOME TAXES | (43,150) |
| INCOME TAX PROVISION (Note 2) | |
| State taxes and LLC fees | 1,700 |
| Total income tax provision | 1,700 |
| NET LOSS | $ (44,850) |

The accompanying notes are an integral part of these financial statements

WCM PARTNERS, LLC

Statement of Members' Equity
For the year ended December 31, 2005

| | Members' Equity | Net Loss | Total Members' Equity |
|---|---|---|---|
| Beginning balance January 1, 2005 | $96,039 | | $96,039 |
| Capital contributions | 42,323 | | 42,323 |
| Net loss | | (44,850) | (44,850) |
| Ending balance December 31, 2005 | $138,362 | ($44,850) | $93,512 |

The accompanying notes are an integral part of these financial statements

WCM PARTNERS, LLC

Statement of Cash Flows
For the year ended December 31, 2005

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net loss | $ (44,850) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Amortization | 12,180 |
| (Increase) decrease in: | |
| Accounts receivable | (9,877) |
| Other assets | 7,750 |
| Increase (decrease) in: | |
| Accounts payable | (18,002) |
| Income taxes payable | 800 |
| Total adjustments | (7,149) |
| Net cash used in operating activities | (51,999) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Capital contributions | 42,323 |
| Net cash provided by financing activities | 42,323 |
| Decrease in cash | (9,676) |
| Cash - beginning of period | 10,746 |
| Cash - end of period | $ 1,070 |
| Supplemental disclosure of cash flow information | |
| Cash paid during the year for: | |
| Interest | $ - |
| Income taxes and state LLC fee | $ - |

The accompanying notes are an integral part of these financial statements

## WCM PARTNERS, LLC

Notes to Financial Statements
December 31, 2005

### Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND GENERAL MATTERS:

WCM Partners, LLC (the "Company") was formed in California on March 15, 2004 and is approved as a securities broker dealer by The Securities and Exchange Commission and The National Association of Securities Dealers.

The firm operates on a fully disclosed basis with a clearing firm, RBC Dain Rauscher.

The firm engages in sales of listed and NASDAQ securities to investment firms, mutual funds companies, and hedge funds.

Cash

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less.

Concentrations of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

Management estimates that 100% of the revenues were generated in the state of California.

Going Concern:

The firm is a development stage company and has not earned enough revenue to support its direct expenses. The viability of the firm is a function of the members' capital and future capital contribution.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2005.

# WCM PARTNERS, LLC

Notes to Financial Statements
December 31, 2005

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Organization costs

The company's organization costs are being amortized over five years:

| | |
|---|---|
| Organization costs | $60,900 |
| Less: Accumulated amortization | (24,360) |
| | $36,540 |

Note 2: INCOME TAXES

The Company was formed as a limited liability company and has elected to be treated as a partnership for Federal Tax purposes, which provides that in lieu of corporate taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a minimum franchise tax of $800 per year. The State of California also imposes a graduated franchise fee for total gross revenue per year of $250,000 to $500,000 or less. This fee calculated to be $900 for the Company and is included in state taxes.

Note 3: NET CAPITAL REQUIREMENTS

The company is subject to the uniform net capital Rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2005 the company had a net capital of $56,972 which is $51,972 in excess of the minimum of $5,000 required and its ratio of aggregate indebtedness ($11,150) to net capital was 0.20, which is less than 15:1 ceiling.

Note 4: CONTINGENCIES AND SUBSEQUENT EVENT

In December, 2004 the firm was named in a lawsuit between an employee and the firm's shareholder unrelated to the firm's business. The shareholder will settle directly with the individual and the firm will be released from all liability. The settlement document is in the process of being finalized.

WCM PARTNERS, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2005

| | Focus 12/31/05 | Audit 12/31/05 | Change |
|---|---|---|---|
| Members' capital December 31, 2005 | $ 149,068 | $ 93,512 | $ 55,556 |
| Subtract - Non allowable assets: | | | |
| Organization costs | 42,630 | 36,540 | 6,090 |
| Other assets | 40,016 | 0 | 40,016 |
| Tentative net capital | 66,422 | 56,972 | 9,450 |
| Haircuts: | | | |
| NET CAPITAL | 66,422 | 56,972 | 9,450 |
| Minimum net capital | 5,000 | 5,000 | |
| Excess net capital | 71,422 | 61,972 | 9,450 |
| Aggregate indebtedness | 9,450 | 11,150 | (1,700) |
| Ratio of Aggregate indebtedness to net capital | 0.14% | 0.20% | |

The differences were caused by year end accruals.

The accompanying notes are an integral part of these financial statements

WCM PARTNERS, LLC

December 31, 2005

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

**BRIAN W. ANSON**
*Certified Public Accountant*
5535 Balboa Blvd., Suite 214, Encino, CA 91316 • (818) 501-8800

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5**

Board of Members,
WCM Partners, LLC
Del Mar, California

In planning and performing my audit of the financial statements of WCM Partners, LLC for the year ended December 31, 2005, I considered its internal control structure, for the purpose for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by WCM Partners, LLC that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, which, I considered to be material weakness as defined above. In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k)(2)(ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

BWA CPA

Brian W. Anson
Certified Public Accountant
Encino, California
February 22, 2006